SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934

China Jo-Jo Drugstores, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

16949A107

(CUSIP Number)

Kevin Leung, Esq.
Richardson & Patel LLP
Murdock Plaza
10900 Wilshire Boulevard, Suite 500
Los Angeles, California 90024
310.208.1182 (Tel)
310.208.1154 (Fax)

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 17, 2009

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 16949A107

1	NAMES OF REPORTING PERSONS: Super Marvel Limited

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

British Virgin Islands

	7	SOLE VOTING POWER:

NUMBER OF		12,060,000 (1)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		12,060,000 (1)

WITH	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

12,060,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

60.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO

(1) Except that Lei Liu, Li Qi and Chongan Jin, as the directors and owners of Super Marvel Limited, may be deemed to share voting and dispositive power with respect to these shares.

CUSIP No. 16949A107

1	NAMES OF REPORTING PERSONS: Lei Liu

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

People’s Republic of China

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		12,060,000 (1)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

12,060,000 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

12,060,000 (2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

60.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

(1) As a director and 39% owner of Super Marvel Limited, which owns these shares, Lei Liu may be deemed to share voting and dispositive power with respect to these shares.

(2) The shares are owned directly by Super Marvel Limited, of which Lei Liu is a director and 39% owner. Thus, Mr. Liu is an indirect beneficial owner of the reported securities to the extent of his ownership interest in Super Marvel Limited.

CUSIP No. 16949A107

1	NAMES OF REPORTING PERSONS: Li Qi

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

People’s Republic of China

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		12,060,000 (1)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

12,060,000 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

12,060,000 (2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

60.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

(1) As a director and 30% owner of Super Marvel Limited, which owns these shares, Li Qi may be deemed to share voting and dispositive power with respect to these shares.

(2) The shares are owned directly by Super Marvel Limited, of which Li Qi is a director and 30% owner. Thus, Ms. Qi is an indirect beneficial owner of the reported securities to the extent of her ownership interest in Super Marvel Limited.

CUSIP No. 16949A107

1	NAMES OF REPORTING PERSONS: Chongan Jin

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

People’s Republic of China

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		12,060,000 (1)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

12,060,000 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

12,060,000 (2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

60.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

(1) As a director and 31% owner of Super Marvel Limited, which owns these shares, Chongan Jin may be deemed to share voting and dispositive power with respect to these shares.

(2) The shares are owned directly by Super Marvel Limited, of which Chongan Jin is a director and 31% owner. Thus, Mr. Jin is an indirect beneficial owner of the reported securities to the extent of his ownership interest in Super Marvel Limited.

ITEM 1. Security and Issuer

This Schedule 13D relates to the common stock, par value $0.001 per share (the “Common Stock”) of China Jo-Jo Drugstores, Inc., a Nevada corporation (the “Company”). The address of the Company’s principal executive office is Rooms 507-513, 5th Floor, A Building, Meidu Plaza, Gongshu District, Hangzhou, Zhejiang Province, China 310011.

ITEM 2. Identity and Background

(a)           This Schedule 13D is being filed on behalf of Super Marvel Limited, a company organized under the laws of the British Virgin Islands (“Super Marvel”), Lei Liu, a director and 39% owner of Super Marvel and a citizen of People’s Republic of China (“PRC”), Li Qi, a director and 30% owner of Super Marvel and a PRC citizen, and Chongan Jin, a director and 31% owner of Super Marvel and a PRC citizen. The persons named in this paragraph are sometimes referred to individually herein as a “Reporting Person” and collectively as the “Reporting Persons.”

(b)           The address for the Reporting Persons is Rooms 507-513, 5th Floor, A Building, Meidu Plaza, Gongshu District, Hangzhou, Zhejiang Province, China 310011.

(c)           During the past five years, the Reporting Persons have not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(d)           During the past five years, the Reporting Persons have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(e)           During the past five years, the Reporting Persons have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Lei Liu, Li Qi and Chongan Jin are each a citizen of the PRC.  Super Marvel is a company formed under the laws of the British Virgin Islands.

ITEM 3. Source of Amount of Funds or Other Compensation

On September 17, 2009, the Company entered into a share exchange agreement (the “Exchange Agreement”) with Renovation Investment (Hong Kong) Co., Ltd., a company organized under the laws of Hong Kong (“Renovation”) and the shareholders of Renovation, including Super Marvel.

Pursuant to the Exchange Agreement, the Company issued an aggregate of 12,060,000 shares of its common stock to the shareholders of Renovation in exchange for all of the issued and outstanding capital stock of Renovation. Following the closing of the Exchange Agreement, (i) there were 20,000,000 shares of the Company’s common stock outstanding, (ii) Renovation became a wholly-owned subsidiary of the Company, and (iii) the shareholders of Renovation owned approximately 79% of the Company’s issued and outstanding common stock. The Exchange Agreement and the transactions contemplated thereunder were approved by the Company’s directors and by Renovation’s directors and its shareholders.

ITEM 4. Purpose of Transaction

The Reporting Persons acquired the shares as former shareholders of Renovation.  See Item 3 of this Schedule 13D, which is hereby incorporated by reference.

In their capacities as officers and/or directors of the Company, Lei Liu and Li Qi may actively pursue proposals which could relate to or would result in: (a) the acquisition by any person of additional securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or of any of its subsidiaries; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company’s business or corporate structure; (g) changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any other person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act; or (j) any similar action to those enumerated above.

ITEM 5. Interest in Securities of the Issuer

(a)    The aggregate number and percentage of class of securities identified pursuant to Item 1 beneficially owned by each Reporting Person named in Item 2 may be found in rows 11 and 13 of the Cover Pages relating to each of the Reporting Persons, which hereby is incorporated by reference. Applicable percentages are based upon 20,000,000 shares of common stock outstanding as of September 17, 2009.

(b)    The powers that the Reporting Persons identified in the preceding paragraph have relative to the shares discussed herein may be found in rows 7 through 10 of the Cover Pages relating to each of the Reporting Persons, which hereby is incorporated herein by reference.

(c)    All transactions in the class of securities reported on effected by any of the persons named in Item 5(a) during the past 60 days may be found in Item 3.

(d)    None.

(e)    Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information provided in Items 3 and 4 is hereby incorporated by reference.  To the best of the knowledge of each Reporting Person, other than as described in this Schedule 13D, the Reporting Persons have no contracts, arrangements, understandings or relationships with any other person with respect to any securities of the Issuer.

ITEM 7. Material to be Filed as Exhibits

(1)	Joint Filing Agreement attached hereto as Exhibit A.

(2)
Share Exchange Agreement dated September 17, 2009, by and among Renovation, the shareholders of Renovation and the Company, incorporated herein by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on September 24, 2009.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 30, 2009

Super Marvel Limited

/s/ Lei Liu
By: Lei Liu, Executive Director

/s/ Lei Liu
Lei Liu, an individual

/s/ Li Qi
Li Qi, an individual

/s/ Chongan Jin
Chongan Jin, an individual

EXHIBIT A

JOINT FILING AGREEMENT
PURSUANT TO RULE 13d-1(k)(1)

The undersigned acknowledge and agree that the foregoing statement of Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements.  The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that it knows or has reason to believe that such information is inaccurate.

Dated: September 30, 2009	Super Marvel Limited a British Virgin Islands company

By: /s/ Lei Liu
Lei Liu
Executive Director

Dated: September 30, 2009	/s/ Lei Liu
Lei Liu

Dated: September 30, 2009	/s/ Li Qi
Li Qi

Dated: September 30, 2009	/s/ Chongan Jin
Chongan Jin